July 18, 2005

Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
450 Fifth Street, N.W., Stop 4-5
Washington, DC 20549

Re: Ness Energy International, Inc. comment letter dated July 13, 2005, received via fax. File No. 0-10301

Dear Mr. Schwall:

I appreciate your comments, and respect the demand the Sabres-Oxley Act has placed on you and your people. I appreciate any and all assistance your team is willing to provide to enhance the overall disclosure in our filings. We are responding to your comments in the order provided:

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Proved Reserves Position, page 5

Under Item 1 of Form 10KSB, and 10KSB the Company is attempting to give a brief overall view of the business. There is no intention on the part of the Company for this to be an all encompassing disclosure as is done on page F-19, but simply an overview. I do not believe this concept to so misguide a reader to require an amended document, but the comment is noted, and will be reflected in subsequent filings.

Critical Accounting Policies, Page 18

All of the Company’s producing activities are in Texas. Ness currently has no producing activity in Israel. With the extensive governmental regulation with exploration activities the Company did not want to mislead readers into believing there was producing activity in Israel. The Company believes their statements were accurate and to change them would cause more of a reduction in the accuracy, than to inform the reader.

The Company has no long term lease obligations that are not currently reflected on the balance sheet. The market value of equipment on site of the wells is greater than the contractual obligations. Should the Company decide for some business reason, to abandon either one, or more of their wells there would be some short term profit. For these reasons, the Company believes that to expand the explanation and to recognize this asset would violate principals of Conservatism, and Materiality.
Controls and Procedures, page 21

From the comments in your letter, Ness recognizes there may be some room for interpretation, in this section. But, with the certifications included with the forms 10KSB,10KSB/A, and 10QSB for both Section 906, and Section 404, this becomes a mute point. The Company appreciates the comment, and will apply your comments on future filings.

Financial Statements

Consolidated Statements of Operations, page F-3

Ness understands that the description on this line should have been “Unrealized gain and losses on certain investments in Equity Securities”. The Company does fully disclose the amount and nature of the transaction in the footnotes (Note 4). The amount involved is of a de minimis nature (less than 5% in both cases, and less than 1% in 2003), and of no economic effect on the Company. At this time, Ness believes that to amend the filings for this issue would be of little or no value to the reader, and cause excessive administrative expenses.

Note 2. Summary of Significant Accounting Policies, page F-6

The Company has expounded on Revenue Recognition on page F-8. The Company believes they have complied with the guidelines of SAB Topic 13. The Company believes to amend the filings for this issue would be of little, or no value to the reader, and cause excessive administrative expenses.

Securities Issued for Property and Services

Points 7, 8, and 9 all begin with the definition of intrinsic. Intrinsic value for accounting purposes has a definition in the application of a transaction. As the term is used in this disclosure, it has a more general purpose. As the Company is trying to inform the reader, that there are items of value outside of the terms used in SFAS 123. As the Company is using restricted stock, and the time requirements before a receiver can convert the asset into cash can be significant. Additionally, some stockholders have values that cannot be measured in dollars, and believe that investing in this Company has benefits outside of dollars. The Company uses the Fair Value method in applying stock transactions. In all the documents referenced stock is defined as a share of the Company’s common stock. There are no differences in accounting of stock based transactions with either employees, or nonemployees. And lastly, paragraphs 45, 46, and 47 do not apply to any of the transactions entered by Ness. If you believe they do, please expand your request and the Company will address promptly.

Note 3. Business Combinations, page F-11

The Company believes they have complied with the requirements of SFAS 141. In the following paragraph, the Company outlines that the purpose of the acquisition is to acquire licensed areas in Israel. In the concluding sentence of F-11 the Company discloses that pro-forma Balance Sheets have not been included, due to immateriality.

Engineering Comments

Description of Business, page 3

Domestic, page 4

The 44MCFG reflected in this paragraph is supported by the Reserve Reports, and disclosed in the SMOG 69 section. The Company notes the comments and will take them under advisement as we move forward.

Proved Reserves Position, page 5

As discussed with Mr. Murphy, the difference between pages F-18 and page 5 is rounding. The Company appreciates the comment, and will make every effort to be more consistent in the future.

Our Reserves are Uncertain, page 12

The disclosure on Reserves is not to be inconsistent with the definitions, but to outline some of the uncertainty with allowed assumptions. There are certain assumptions that must be made to order to make a projection. The purpose here is to simply outline some of those assumptions, and their risks to the reader. The Company does not believe this to be inconsistent with Regulation S-X.

Description of Property, page 14

Production, page 14

The Company believes they have complied with this request. If you review page F-29 you should see a complete breakdown of production by product by year.

Supplemental Oil and Gas Data (Unaudited), page F-18

The Company’s only producing properties, reflected in the reserve reports, and Supplemental Disclosure are in the United States. The Company is of the opinion that to expand the disclosures to include Israel in this section would be of no benefit to, and may misinform, the reader.

The Company has not included any provision for income taxes in the Present Value Calculations. The Company has disclosed this issue as being reflected on page F-19. As provided for the experience has been that overhead allocations would be significant enough to eliminate any tax liability. This is a point well taken by the Company, and will address in next year’s 10-KSB.

As Ness Energy International, Inc. has been a dynamic company, and continues to grow, they continue to improve their reporting systems. We appreciate the comments by the Securities Exchange Commission. We have examined all the points and have responded. As you are aware their were multiple amendments, in an attempt to acclimate an entirely new team, into an accommodation of increased accuracy and transparency. Although, the comments are very well made, Ness Energy does not believe an amended 10KSB is warranted.

Should you have any questions, comments, or correspondence, please do not hesitate to contact me.

Sincerely,

JF Hoover, CFO
Ness Energy International, Inc.